UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Forestar Group Inc.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

346233109
(CUSIP Number)

JAMES C. PAPPAS
JCP INVESTMENT MANAGEMENT, LLC
1177 West Loop South, Suite 1650
Houston, TX 77027
(713) 333-5540
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 25, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 346233109

1	NAME OF REPORTING PERSON JCP Investment Partnership, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 450,905
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 450,905
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 450,905
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 346233109

1	NAME OF REPORTING PERSON JCP Investment Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 450,905
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 450,905
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 450,905
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 346233109

1	NAME OF REPORTING PERSON JCP Investment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 450,905
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 450,905
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 450,905
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 346233109

1	NAME OF REPORTING PERSON JCP Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 450,905
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 450,905
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 450,905
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 346233109

1	NAME OF REPORTING PERSON James C. Pappas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 450,905
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 450,905
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 450,905
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 346233109

1	NAME OF REPORTING PERSON BLR Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 870,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 870,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 870,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.59%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 346233109

1	NAME OF REPORTING PERSON BLRPart, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 870,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 870,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 870,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.59%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 346233109

1	NAME OF REPORTING PERSON BLRGP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 870,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 870,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 870,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.59%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 346233109

1	NAME OF REPORTING PERSON Fondren Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 870,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 870,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 870,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.59%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 346233109

1	NAME OF REPORTING PERSON FMLP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 870,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 870,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 870,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.59%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 346233109

1	NAME OF REPORTING PERSON Bradley L. Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,670,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,670,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,670,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.97%
14	TYPE OF REPORTING PERSON IN

* Includes 800,000 Shares owned directly.

CUSIP NO. 346233109

1	NAME OF REPORTING PERSON Joshua E. Schechter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,500
	8	SHARED VOTING POWER 1,000
	9	SOLE DISPOSITIVE POWER 13,500
	10	SHARED DISPOSITIVE POWER 1,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

* Includes 1,000 Shares directly owned by Mr. Schechter’s spouse that Mr. Schechter may be deemed to beneficially own.

CUSIP NO. 346233109

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $1.00 per share (the “Shares”), of Forestar Group Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 6300 Bee Cave Road, Building Two, Suite 500, Austin, Texas 78746.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	JCP Investment Partnership, LP, a Texas limited partnership (“JCP Partnership”);

(ii)	JCP Investment Partners, LP, a Texas limited partnership (“JCP Partners”), which serves as the general partner of JCP Partnership;

(iii)	JCP Investment Holdings, LLC, a Texas limited liability company (“JCP Holdings”), which serves as the general partner of JCP Partners;

(iv)	JCP Investment Management, LLC, a Texas limited liability company (“JCP Management”), which serves as the investment manager of JCP Partnership;

(v)	James C. Pappas, who serves as the managing member of JCP Management and sole member of JCP Holdings;

(vi)	BLR Partners LP, a Texas limited partnership (“BLR Partners”);

(vii)	BLRPart, LP, a Texas limited partnership (“BLRPart GP”), which serves as the general partner of BLR Partners;

(viii)	BLRGP Inc., a Texas S corporation (“BLRGP”), which serves as the general partner of BLRPart GP;

(ix)	Fondren Management, LP, a Texas limited partnership (“Fondren Management”), which serves as the investment manager of BLR Partners;

(x)	FMLP Inc., a Texas S corporation (“FMLP”), which serves as the general partner of Fondren Management;

(xi)	Bradley L. Radoff, who serves as the sole shareholder and sole director of each of BLRGP and FMLP; and

(xii)	Joshua E. Schechter.

CUSIP NO. 346233109

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of JCP Partnership, JCP Partners, JCP Holdings, JCP Management and Mr. Pappas is 1177 West Loop South, Suite 1650, Houston, Texas 77027. The address of the principal office of each of BLR Partners, BLRPart GP, BLRGP, Fondren Management, FMLP and Mr. Radoff is 1177 West Loop South, Suite 1625, Houston, Texas 77027. The address of the principal office of Mr. Schechter is 302 South Mansfield Avenue, Los Angeles, California 90036.

(c)           The principal business of JCP Partnership is investing in securities. The principal business of JCP Partners is serving as the general partner of JCP Partnership.  The principal business of JCP Holdings is serving as the general partner of JCP Partners.  The principal business of JCP Management is serving as the investment manager of JCP Partnership.  The principal occupation of Mr. Pappas is serving as the managing member of JCP Management and sole member of JCP Holdings. The principal business of BLR Partners is investing in securities.  The principal business of BLRPart GP is serving as the general partner of BLR Partners.  The principal business of BLRGP is serving as the general partner of BLRPart GP. The principal business of Fondren Management is serving as the investment manager of BLR Partners. The principal business of FMLP is serving as the general partner of Fondren Management. The principal occupation of Mr. Radoff is serving as the sole shareholder and sole director of each of BLRGP and FMLP. The principal occupation of Mr. Schechter is a private investor.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Pappas, Radoff and Schechter are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by JCP Partnership were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 450,905 Shares owned directly by JCP Partnership is approximately $5,944,437, including brokerage commissions.

The Shares purchased by BLR Partners were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.   The aggregate purchase price of the 870,000 Shares owned directly by BLR Partners is approximately $11,344,996, including brokerage commissions.

CUSIP NO. 346233109

The Shares directly owned by Mr. Radoff were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 800,000 Shares directly owned by Mr. Radoff is approximately $10,498,391, including brokerage commissions.

The Shares beneficially owned by Mr. Schechter were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 14,500 Shares beneficially owned by Mr. Schechter, including the 1,000 Shares directly owned by his spouse, is approximately $170,186, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 33,614,877 Shares outstanding as of August 3, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2015.

CUSIP NO. 346233109

A.	JCP Partnership

(a)	As of the close of business on September 28, 2015, JCP Partnership beneficially owned 450,905 Shares.

Percentage: Approximately 1.3%

(b)	1. Sole power to vote or direct vote: 450,905
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 450,905
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by JCP Partnership during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	JCP Partners

(a)	JCP Partners, as the general partner of JCP Partnership, may be deemed the beneficial owner of the 450,905 Shares owned by JCP Partnership.

Percentage: Approximately 1.3%

(b)	1. Sole power to vote or direct vote: 450,905
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 450,905
4. Shared power to dispose or direct the disposition: 0

(c)
JCP Partners has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of JCP Partnership during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	JCP Holdings

(a)	JCP Holdings, as the general partner of JCP Partners, may be deemed the beneficial owner of the 450,905 Shares owned by JCP Partnership.

Percentage: Approximately 1.3%

(b)	1. Sole power to vote or direct vote: 450,905
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 450,905
4. Shared power to dispose or direct the disposition: 0

(c)
JCP Holdings has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of JCP Partnership during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 346233109

D.	JCP Management

(a)	JCP Management, as the investment manager of JCP Partnership, may be deemed the beneficial owner of the 450,905 Shares owned by JCP Partnership.

Percentage: Approximately 1.3%

(b)	1. Sole power to vote or direct vote: 450,905
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 450,905
4. Shared power to dispose or direct the disposition: 0

(c)
JCP Management has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of JCP Partnership during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

E.	Mr. Pappas

(a)	Mr. Pappas, as the managing member of JCP Management and sole member of JCP Holdings, may be deemed the beneficial owner of the 450,905 Shares owned by JCP Partnership.

Percentage: Approximately 1.3%

(b)	1. Sole power to vote or direct vote: 450,905
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 450,905
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Pappas has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of JCP Partnership during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

F.	BLR Partners

(a)	As of the close of business on September 28, 2015, BLR Partners beneficially owned 870,000 Shares.

Percentage: Approximately 2.59%

(b)	1. Sole power to vote or direct vote: 870,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 870,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by BLR Partners during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 346233109

G.	BLRPart GP

(a)	BLRPart GP, as the general partner of BLR Partners, may be deemed the beneficial owner of the 870,000 Shares owned by BLR Partners.

Percentage: Approximately 2.59%

(b)	1. Sole power to vote or direct vote: 870,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 870,000
4. Shared power to dispose or direct the disposition: 0

(c)
BLRPart GP has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of BLR Partners during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

H.	BLRGP

(a)	BLRGP, as the general partner of BLRPart GP, may be deemed the beneficial owner of the 870,000 Shares owned by BLR Partners.

Percentage: Approximately 2.59%

(b)	1. Sole power to vote or direct vote: 870,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 870,000
4. Shared power to dispose or direct the disposition: 0

(c)
BLRGP has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of BLR Partners during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

I.	Fondren Management

(a)	Fondren Management, as the investment manager of BLR Partners, may be deemed the beneficial owner of the 870,000 Shares owned by BLR Partners.

Percentage: Approximately 2.59%

(b)	1. Sole power to vote or direct vote: 870,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 870,000
4. Shared power to dispose or direct the disposition: 0

(c)
Fondren Management has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of BLR Partners during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 346233109

J.	FMLP

(a)	FMLP, as the general partner of Fondren Management, may be deemed the beneficial owner of the 870,000 Shares owned by BLR Partners.

Percentage: Approximately 2.59%

(b)	1. Sole power to vote or direct vote: 870,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 870,000
4. Shared power to dispose or direct the disposition: 0

(c)
FMLP has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of BLR Partners during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

K.	Mr. Radoff

(a)
As of the close of business on September 28, 2015, Mr. Radoff directly owned 800,000 Shares. Mr. Radoff, as the sole shareholder and sole director of each of BLRGP and FMLP, may be deemed the beneficial owner of the 870,000 Shares owned by BLR Partners.

Percentage: Approximately 4.97%

(b)	1. Sole power to vote or direct vote: 1,670,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,670,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Radoff and on behalf of BLR Partners during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

L.	Mr. Schechter:

(a)	As of the close of business on September 28, 2015, Mr. Schechter beneficially owned 14,500 Shares, including 1,000 Shares directly owned by his spouse.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 13,500
2. Shared power to vote or direct vote: 1,000
3. Sole power to dispose or direct the disposition: 13,500
4. Shared power to dispose or direct the disposition: 1,000

(c)	The transactions in the Shares by Mr. Schechter during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 346233109

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On September 29, 2015, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated September 29, 2015.

CUSIP NO. 346233109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 29, 2015

JCP Investment Partnership, LP

By:	JCP Investment Management, LLC Investment Manager

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

JCP Investment Partners, LP

By:	JCP Investment Holdings, LLC
General Partner

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Sole Member

JCP Investment Holdings, LLC

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Sole Member

JCP Investment Management, LLC

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

CUSIP NO. 346233109

/s/ James C. Pappas
James C. Pappas

BLR Partners LP

By:	BLRPart, LP General Partner

By:	BLRGP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

BLRPart, LP

By:	BLRGP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

BLRGP Inc.

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

Fondren Management, LP

By:	FMLP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

FMLP Inc.

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

CUSIP NO. 346233109

/s/ Bradley L. Radoff
Bradley L. Radoff

/s/ Joshua E. Schechter
Joshua E. Schechter

CUSIP NO. 346233109

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Class A Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

JCP INVESTMENT PARTNERSHIP, LP

250,000	13.300	9/25/2015
60,000	13.250	9/22/2015
75,000	13.023	9/21/2015
10,000	12.740	9/18/2015
20,000	12.918	9/16/2015
800	12.248	9/11/2015
700	12.242	9/11/2015
10,000	12.499	9/10/2015
13,405	12.498	9/9/2015
10,000	12.499	9/9/2015
1,000	12.650	9/9/2015

BLR PARTNERS LP

125,000	13.320	9/25/2015
95,000	13.270	9/22/2015
164,478	13.087	9/21/2015
25,953	13.000	9/17/2015
10,000	12.889	9/16/2015
20,000	12.490	9/15/2015
4,092	12.524	9/15/2015
17,977	12.352	9/11/2015
9,857	12.448	9/8/2015
15,000	12.318	9/4/2015
41,546	12.412	9/2/2015
(1,403)	12.350	9/2/2015
10,000	12.129	8/25/2015
2,500	12.116	8/24/2015
20,000	12.537	8/21/2015
20,000	12.575	8/21/2015
10,000	12.848	8/20/2015

CUSIP NO. 346233109

40,000	12.855	8/19/2015
20,000	13.023	8/18/2015
12,500	13.073	8/18/2015
7,500	13.131	8/17/2015
10,000	13.284	8/14/2015
15,000	13.273	8/13/2015
20,000	13.429	8/12/2015
5,000	13.240	8/11/2015
10,000	13.039	8/10/2015
(10,000)	13.073	8/5/2015
10,000	12.514	8/4/2015
7,500	12.511	7/30/2015

BRADLEY L. RADOFF

125,000	13.320	9/25/2015
95,000	13.270	9/22/2015
549,002	13.087	9/21/2015
2,980	13.222	9/21/2015
(11,982)	12.971	9/21/2015
37,500	12.679	9/18/2015
2,500	12.116	8/24/2015

JOSHUA E. SCHECHTER

3,400	13.02	9/21/2015
500	13.02	9/21/2015
100	13.02	9/21/2015
1,000	13.16	9/21/2015
1,000	12.62	9/18/2015
1,000*	12.84	8/24/2015
2,000	12.93	8/19/2015

* Represents a transaction by Mr. Schechter’s spouse.